SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Secure America Acquisition Corporation
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

US81372L103 (Common Stock)
(CUSIP Number)

September 16, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. US81372L103                                                                                Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Azimuth Opportunity, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 380,510
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 380,510
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,510
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. US81372L103                                                                                Page 3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Commerce Court Value, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 641,710
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 641,710
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,710
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. US81372L103                                                                                Page 4 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter W. Poole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,022,220
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,022,220
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,220
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON* IN (Individual)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. US81372L103                                                                                Page 5 of 8

Item 1.

(a)           Name of Issuer:

Secure America Acquisition Corporation (the “Company”)

(b)           Address of Issuer's Principal Executive Offices:

1005 North Glebe Road, Suite 550
Arlington, Virginia 22201
United States

Item 2.

(a)           Name of Person Filing:

This statement is being filed by (i) Peter W. Poole with respect to the shares of common stock beneficially owned by Azimuth Opportunity, Ltd. and Commerce Court Value, Ltd. and (ii) Azimuth Opportunity, Ltd. with respect to the shares owned by it; and (iii) Commerce Court Value, Ltd. with respect to the shares owned by it.

(b)           Address of Principal Business Office or, if none, Residence:

Azimuth Opportunity, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

Commerce Court Value, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

Peter W. Poole
4th Floor, Rodus Building
Road Reef, PO Box 765
Road Town
Tortola
British Virgin Islands

(c)           Citizenship:

Each of Azimuth Opportunity, Ltd. and Commerce Court Value, Ltd. are British Virgin Islands companies.  Peter W. Poole is a citizen of the British Virgin Islands.

CUSIP No. US81372L103                                                                                Page 6 of 8

(d)           Title of Class of Securities:

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)           CUSIP Number:
US81372L103 (Common Stock)

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), checkwhether the person filing is a:

        Not applicable.

Item 4.    Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	Azimuth Opportunity, Ltd.

(a)	Amount beneficially owned: 380,510 shares of Common Stock
(b)	Percent of Class: 3.0%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 380,510
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or direct the disposition of:380,510
(iv)	shared power to dispose or direct the disposition of: 0

2.	Commerce Court Value, Ltd.

(a)	Amount beneficially owned: 641,710 shares of Common Stock

(b)	Percent of Class: 5.1%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 641,710
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or direct the disposition of: 641,710
(iv)	shared power to dispose or direct the disposition of: 0

3.	Peter W. Poole*

(a)	Amount beneficially owned: 1,022,220 shares of Common Stock

(b)	Percent of Class: 8.1%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 1,022,220
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or direct the disposition of: 1,022,220
(iv)	shared power to dispose or direct the disposition of: 0

*Peter W. Poole is the Director of Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd and consequently may be deemed to have shared voting control and investment discretion over securities owned by Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd.  The foregoing should not be construed in and of itself as an admission by Peter W. Poole as to the beneficial ownership of the shares owned by Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd.

CUSIP No. US81372L103                                                                                Page 7 of 8

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.    Identification and Classification of Members of the Group

        Not applicable.

Item 9.    Notice of Dissolution of Group

        Not applicable.

Item 10.     Certification

        Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. US81372L103                                                                                Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2008

                AZIMUTH OPPORTUNITY, LTD.

                By: /s/ Peter W. Poole
                       Name: Peter W. Poole
                    Title:   Director

                COMMERCE COURT VALUE, LTD.

                By: /s/ Peter W. Poole
                       Name: Peter W. Poole
                 Title:   Director

                 /s/ Peter W. Poole
                      Peter W. Poole